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FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: August 19, 2003
Commission File Number 001-31528

IAMGold Corporation
(Translation of registrant's name into English)

220 Bay Street, 5th Floor
Toronto, Ontario M5J 2W4, Canada
Tel: (416) 360-4710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
Date: August 19, 2003	/s/ LARRY E. PHILLIPS Larry E. Phillips Vice-President, General Counsel & Corporate Secretary

         IAMGOLD 2nd Quarter Financial Results

2

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto, ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free: 1-888-IMG 9999 Website: www.iamgold.com e-mail: info@iamgold.com

TSX Trading Symbol:	IMG
AMEX Trading Symbol:	I AG
Total Shares Outstanding:	143.8MM
Fully Diluted:	150.8MM
52-Week Trading Range:	Cdn$4.60 – $8.24

FOR IMMEDIATE RELEASE: August 19, 2003	No. 14 / 03

IAMGOLD SECOND QUARTER FINANCIAL RESULTS

Highlights:

•
Attributable production for the quarter amounted to 108,919 ounces (YTD 210,022 ounces) at a cash cost, as defined by the Gold Institute ("GI"), of US$215/oz (YTD US$216/oz).

•
Operating cash flow for the quarter was US$11 million (YTD US$18 million). In addition, loan repayments received from the Damang operation totalled US$1.9 million for the quarter (YTD US$3.9 million).

•
Consolidated cash and gold bullion position at June 30, 2003 stood at US$100 million, including US$83 million in cash and gold bullion directly held by the Company and its subsidiaries. The Company's gold holdings amounted to 139,745 ounces of gold at June 30, 2003.

•
Construction activity for a new mill at Tarkwa commenced during the quarter.

Consolidated Financial Results Summary (US$000's):

	Three Months Ended			Six Months Ended
	June 30, 2003	June 30, 2002		June 30, 2003	June 30, 2002
Net earnings	$3,730	$1,230	*	$8,308	$5,203	*
Operating cash flow**	$11,070	$4,842		$17,881	$13,749
Net earnings per share	$0.03	$0.02		$0.06	$0.07
Operating cash flow per share**	$0.08	$0.06		$0.13	$0.18
Gold produced (oz) IMG share	108,919	67,514		210,022	143,537
GI cash cost (US$/oz)	$215	$159		$216	$148
Total production cost (US$/oz)	$276	$227		$279	$214
Average realized gold price (US$/oz)	$350	$306		$355	$301

*    Restated to reflect a change in accounting policy relating to the valuation of gold bullion from market to cost.
** Excluding changes in working capital.

CONFERENCE CALL

A conference call to review the Corporation's second quarter results will take place on Thursday, August 21, 2003 at 11:00 am. Local call-in number: 416-913-8746 and toll-free 1-800-796-7558.

This conference call will also be audiocast on our website (www.iamgold.com).

A replay of this conference call will be available from August 21-28, 2003 by dialing local: 416-640-1917, passcode: 21015208# and toll-free: 1-877-289-8525, passcode: 21015208#. A replay will also be available on IAMGOLD's website.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All monetary amounts in this MD&A are expressed in US$ unless otherwise indicated)

OVERVIEW

        Effective January 7, 2003, IAMGOLD completed a business combination with Repadre Capital Corporation. Under the terms of the arrangement, 63.0 million common shares of IAMGOLD were issued to Repadre shareholders and Repadre became a wholly-owned subsidiary of the Company. The purchase consideration will be finalized when all costs are determined (refer to Notes to the Consolidated Statements — note 1).

        Net earnings for the second quarter of 2003 were $3.7 million or $0.03 per share compared to $1.2 million or $0.02 per share for the second quarter of 2002. Net earnings for the first half of 2003 were $8.3 million or $0.06 per share compared to $5.2 million or $0.07 per share for the first half of 2002. The increase in earnings is largely attributable to the higher realized price for gold of $350 per ounce for the second quarter of 2003 and $355 per ounce year-to-date as compared to $314 per ounce and $305 per ounce for the same periods in 2002. Earnings from workings interests at Tarkwa and Damang, acquired from the Repadre business combination, have also had a positive impact on earnings for 2003.

Summarized Financial Results

(in $000's except where noted)

	2002				2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
	(Restated)
Net Earnings (US$)	$3,973	$1,230	$1,816	$(1,484)	$4,578	$3,730
Net Earnings per share (US$)	0.05	0.02	0.02	(0.02)	0.03	0.03
Operating cash flow (US$)	8,907	4,842	5,910	4,108	6,811	11,070
Operating cash flow per share (US$)	0.12	0.06	0.08	0.05	0.05	0.08
Cash and bullion balance (US$)	35,002	43,378	46,841	46,413	93,014	99,816
Gold produced (000 oz — IMG share)	76	68	70	76	101	109
GI cash cost (US$/oz — IMG share)*	138	159	175	202	217	215
Gold revenue (US$/oz)	296	306	317	330	359	350

* Calculated in accordance with the Gold Institute Standard wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stock piling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production.

RESULTS OF OPERATIONS

        As the business combination with Repadre occurred in January 2003, information on operations on the assets acquired with Repadre is provided on a pro forma basis for quarterly 2002 periods.

Sadiola Mine (IAMGOLD interest — 38%)

Summarized Results

100% basis

	2002				2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
Ore milled (000t)	1,180	1,290	1,280	1,300	1,190	1,290
Head grade (g/t)	3.8	3.0	3.1	4.1	3.1	2.6
Recovery (%)	89	92	82	76	86	93
Gold production (000 oz)	131	118	105	126	104	105
Direct cash costs (US$/oz)	127	141	167	180	216	208
Production taxes (US$/oz)	17	17	20	19	23	20
Total cash costs (US$/oz)	144	158	187	199	239	228
Accounting adjustments (US$/oz)	(8)	(11)	(15)	2	(28)	(11)
GI cash cost (US$/oz)	136	147	172	201	211	217

        Gold production at the Sadiola mine during the second quarter was at budgeted levels. The head grade of the ore milled was 2.6 g/t, and while at budgeted levels, was below the life-of-mine reserve grade of 3.0 g/t. Grade is expected to improve over the remainder of the year to average 3.0 g/t for the year. The low head grade was offset by a marked improvement in gold recovery in the milling circuit. Overall recoveries averaged 93% for the quarter. Of particular note was the recovery of gold from sulphide ores which exceeded the target level of 80% for the second quarter. Average recoveries during the first quarter for sulphide ores was 75%.

        Direct cash costs of $208 per ounce were 4% lower from the prior quarter's level of $216 per ounce. Costs remain at higher than budgeted levels primarily due to higher than expected reagent costs (+24%) and contract mining costs (+20%).

        Asset additions at Sadiola amounted to $2.0 million for the second quarter of 2003 and $4.5 million for the first half of 2003. The above amounts were expended on a variety of smaller capital projects.

        During the quarter, a profit distribution of $10.0 million was paid to shareholders, resulting in a total of $22.0 million paid year-to-date in 2003. IAMGOLD's share of these distributions were $3.8 million for the quarter and $8.4 million year-to-date. Subsequent to quarter end, an additional dividend of $8 million was paid with IAMGOLD's share being $3.0 million. Operating cash flow (excluding changes in working capital) for the quarter at Sadiola was $13.3 million.

        The financial instrument position for the Sadiola mine at June 30, 2003 is as below:

Year	Call Options	Average Price
2003	30,000	$385
2004	30,000	385

TOTAL	60,000	$385

Mark-to-market	($0.3 million)

        Yatela Mine (IAMGOLD interest — 40%)

Summarized Results

100% basis

	2002				2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
Ore crushed (000t)	660	725	660	765	710	680
Head grade (g/t)	3.7	3.3	4.0	3.5	2.8	3.8
Gold stacked (000 oz)	77	76	84	90	67	86
Gold production (000 oz)	66	57	74	72	53	75
Direct cash costs (US$/oz)	144	165	164	196	210	172
Production taxes (US$/oz)	17	18	21	20	23	20
Total cash costs (US$/oz)	161	183	185	216	233	192
Accounting adjustments (US$/oz)	(19)	—	(8)	(12)	(20)	11
GI cash cost (US$/oz)	142	183	177	204	213	203

        Gold production at the Yatela mine during the second quarter was 41% higher than during the first quarter. The primary reason for the higher production was an improved head grade of the ores sent to the leach pads, somewhat offset by fewer tonnes crushed. The head grade for the remainder of the year is expected to be lower than the 3.8 g/t achieved during the second quarter, averaging 3.1 g/t for the full year.

        Direct cash costs at the mine were in line with budgeted amounts and, when coupled with the higher production levels, resulted in an 18% reduction in per ounce costs to $172/oz in the current quarter.

        Asset additions at Yatela amounted to $4.5 million for the second quarter of 2003 and $7.7 million for the first half of 2003. Major projects included the development of the Alamoutala satellite deposit and the installation of a crushing circuit for hard ore. Development of the Alamoutala pit remains on schedule for production during the latter part of the year.

Tarkwa Mine (IAMGOLD interest — 18.9%)

Summarized Results

100% basis

	2002				2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
Ore crushed (000t)	3,700	3,765	3,820	3,820	3,850	3,725
Head grade (g/t)	1.6	1.5	1.6	1.5	1.4	1.4
Gold stacked (000 oz)	189	186	195	183	172	162
Expected yield (%)	79	76	73	76	74	75
Gold production (000 oz)	129	120	149	126	136	129
Direct cash costs (US$/oz)	190	211	172	207	187	204
Production taxes & royalties (US$/oz)	9	9	9	10	11	10
Total cash costs (US$/oz)	199	220	181	217	198	214
Accounting adjustments (US$/oz)	(28)	(31)	9	(20)	14	9
GI cash cost (US$/oz)	171	190	190	197	212	223

        Gold production at the Tarkwa mine during the second quarter was 5% below that achieved in the first quarter. Direct cash costs increased 9% to $204 per ounce primarily due to the lower production and additional drilling costs incurred for further definition of the mineral resources at site.

        Construction activity for the new mill at Tarkwa commenced during the quarter. Forecast cost and completion date remain at $85 million and year-end 2004, respectively. Activity levels associated with a switch to owner mining from contractor mining are also increasing, with a forecast cost of $73 million and a completion date of April 2005. A new mining fleet is being purchased and the majority of the fleet is expected to be on site by mid-2004. It is expected that most of the capital cost of these two projects will be financed through internal cash flow. The effect of the investment will be: i) an increase in the sustainable production rate to 600,000 to 650,000 ounces of gold per annum, ii) an extension of the mine life by four years, and iii) a lowering of the mining costs.

        Asset additions at Tarkwa amounted to $8.1 million for the second quarter of 2003 and $17.9 million for the first half of 2003. For the second quarter, the larger expenditures were for feasibility and purchasing activities related to the new mill and new mining fleet, along with work on an expansion of the North leach pads.

        During the second quarter, a $20.0 million distribution to shareholders was made, of which IAMGOLD's share was $4.0 million. Operating cash flow (excluding changes in working capital) for the quarter was $15.0 million and cash balances at Tarkwa as at June 30, 2003 were $18.2 million.

Damang Mine (IAMGOLD interest — 18.9%)

Summarized Results
100% basis

	2002				2003
	1st Qtr*	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
Ore crushed (000t)	730	1,225	1,150	1,190	1,230	1,310
Head grade (g/t)	2.4	2.5	2.1	2.1	2.2	2.1
Recovery (%)	91	90	89	90	91	92
Gold production (000 oz)	56	86	72	74	77	78
Direct cash costs (US$/oz)	188	193	232	227	215	226
Production taxes & royalties (US$/oz)	9	9	9	10	11	10
Total cash costs (US$/oz)	197	202	241	237	226	236
Accounting adjustments (US$/oz)	24	(7)	15	(2)	21	(18)
GI cash cost (US$/oz)	221	195	256	235	247	218

* 2 months only

        Production at the Damang mine during the second quarter was approximately equal to that of the first quarter. Direct cash operating costs increased 5% to $226 per ounce primarily due to higher volumes being mined from satellite orebodies rather than from the main orebody.

        Exploration efforts continued around the Damang mine in an effort to source additional ore to extend the mine life. To date, material additional resources have yet to be identified from this work.

        Asset additions at Damang were minimal and amounted to $0.6 million for the second quarter of 2003 and $1.0 million for the first half of 2003.

        During the quarter, shareholder loans were reduced by $9.0 million, of which $1.9 million was received by IAMGOLD as its proportionate share. For the first half of 2003, shareholder loans were reduced by $18.5 million, of which $3.9 million was IAMGOLD's proportionate share. Operating cash flows (excluding changes in working capital) for the quarter were $8.9 million and cash balances at Damang as of June 30, 2003 stood at $11.0 million.

IAMGOLD Attributable Production and Costs

        The table below presents the production attributable to IAMGOLD's ownership in the four operating gold mines in West Africa. The percentage ownership in each operation is indicated, along with the weighted average cost of production.

IAMGOLD basis

	2002				2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
Production (000 oz)
Sadiola — 38%	50	45	40	48	40	40
Yatela — 40%	26	23	30	29	21	30
*Tarkwa — 18.9%	24	23	28	24	26	25
*Damang — 18.9%	11	16	14	14	15	14
Total production	111	107	111	114	101	109
GI cash cost (US$/oz — IMG share)	153	171	188	205	217	215

* Tarkwa and Damang shown on a pro forma basis for 2002

CORPORATE RESULTS

Mining Interests

        The Company records its proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola mine and the Yatela mine. Earnings from these operations were $4.4 million for the second quarter of 2003 as compared to $5.1 million for the second quarter of 2002. For the first half of 2003, earnings from Sadiola and Yatela were $8.5 million compared to the $11.4 million for the first half of 2002.

	Three Months Ended		Six Months Ended
($ millions)
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Gold sales	$23.5	$19.3	$47.0	$40.6
Mining expense	13.6	9.6	27.6	19.8
Depreciation and deletion	5.5	4.6	10.9	9.4

	$4.4	$5.1	$8.5	$11.4

        The average gold revenue in the second quarter of 2003 at Sadiola and Yatela was US$353 per ounce compared to US$306 per ounce for the same period in 2002. Spot gold prices at Sadiola and Yatela averaged US$344 per ounce in the second quarter of 2003 compared to US$313 per ounce in the second quarter of 2002. The recording of forwards at Sadiola, closed out in prior years, increased revenues by US$9 per ounce in the second quarter of 2003 in comparison to the decrease of US$6 per ounce in the second quarter of 2002. For the first half of 2003, the average gold revenue at Sadiola and Yatela was US$359 per ounce compared to US$301 per ounce for the first half of 2002. Spot gold prices averaged US$350 per ounce in the first half of 2003 compared to US$300 per ounce for the same period in 2002. IAMGOLD increased the second quarter of 2003 revenue by a net of US$0.5 million to reflect its share of the change in the mark-to-market loss on Sadiola call options at June 30, 2003 of US$0.1 million (June 30, 2002 of US$0.1 million) and to reflect the second quarter amortization for the deferred hedge revenue of US$0.4 million for 2003 and 2002. The revenue for the second quarter of 2002 also reflects the Company's share of an after-tax loss of $0.6 million from the sale of the remaining Sadiola forward contracts.

Working Interests

        The Company records on its consolidated statement of earnings, the proportionate share of the profits from its working interests in the Tarkwa mine and the Damang mine. The two working interests are recorded on the balance sheet at their fair values as determined at the time of acquisition.

        The Company's share of income from its working interests in Tarkwa and Damang amounted to $1.7 million for the second quarter of 2003 and $3.6 million for the first half of 2003. The excess of the fair value to the book value of the assets prior to the business combination is amortized over the expected future units of production from the assets and amounted to $0.5 million for the second quarter of 2003 and $1.1 million for the first half of 2003.

Royalty Interests

        Revenue from royalty interests, acquired through the combination with Repadre, was $0.7 million for the second quarter of 2003 and $1.0 million for the first half of 2003. The royalty interests that contributed to this amount were: the Williams gold mine in northern Ontario; the Joe Mann mine in Quebec; the Limon mine in Nicaragua; and the Vueltas del Rio mine in Honduras. Amortization associated with these interests amounted to $0.5 million for the second quarter of 2003 and $0.7 million for the first half of 2003. The royalty interests have been recorded on the balance sheet of the consolidated Company at their estimated fair values, which is amortized over the expected production remaining at those operations.

Exploration

2003 Budget

        IAMGOLD has carried out a review of its greenfields exploration strategy and has set a budget of US$2 million for exploration for the period July 1 to December 31, 2003. With the expenditures in the first half of the year, this will bring the total exploration expenditures for 2003 to US$5.2 million (Table 1). Although this represents a 15% reduction in exploration expenditures compared to 2002, IAMGOLD's exposure to advanced drill-stage projects has been increased through the signing of joint venture ("JV") agreements ("JV's").

Table 1 — Exploration Budget — January to December 2003
(IAMGOLD expenditures only)

Region	Country	Budget	Projects
		(US$000's)
West Africa	Senegal	1,030	Bambadji
	Mali	40	Generative — outside mine areas
South America	Ecuador	2,105	Quimsacocha, Norcay, Retazos
	Brazil	840	Tocantins JV, Gandarela JV
	Argentina	1,150	Los Menucos, La Esperanza

TOTAL		5,165

Joint Ventures

        IAMGOLD's exploration strategy includes joint venturing certain projects with selected partners. In the past nine months, two JVs have been signed with senior mining companies (Gold Fields Limited and AngloGold Limited) and two with a mineral exploration company (Golden Peaks Resources). The signing of JVs with senior mining companies is an indication of the potential of these projects.

        The contribution made by JV partners to IAMGOLD's exploration efforts is considerable. In 2003, it is estimated that of the total of $9.2 million to be spent on exploration by IAMGOLD and its JV partners, $4.0 million is to be spent by these JV partners.

Review of Projects

        In the first half of the year, IAMGOLD completed drill programs on five of its 100% owned projects (Quimsacocha, Norcay, Retazos, La Esperanza and Bambadji — see press release of June 11, 2003). In the second half of 2003, the Company or its partners will drill at least four projects (Quimsacocha, Condor JV, Tocantins JV and Gandarela JV). Joint venture partners are being sought for Bambadji, Norcay and La Esperanza. A summary of plans is shown in Table 2.

Table 2 — Summary of Principal Projects

Project
Country
	100% IMG	JV Partner	Status
Senegal	Bambadji	—	Good results from May drilling (refer to press release of June 11, 2003). In discussion with potential JV partners.
Ecuador	Quimsacocha	—	Core drilling (4,000 m) to begin Sept/03 on two distinct target types.
		Condor JV (Gold Fields)	One property core drilled (1,600 m), Q2/03; second property to be RC drilled (5,000 m) in Q4/03.
Brazil		Tocantins JV (AngloGold)	RC drilling (4,000 m) to start Q3/03.
		Gandarela JV (AngloGold)	Core drilling (6,000 m) on Moeda project anticipated to commence in Sept.
Argentina	Los Menucos		Follow-up of encouraging drill results.
		Los Menucos (Golden Peaks)	Initial reconnaissance work program started.

Corporate Administration

        Corporate administration totalled $1.6 million for the second quarter of 2003 and $3.6 million for the first half of 2003 compared to $0.9 million and $1.5 million for the same periods in 2002. Year-to-date costs include costs resulting from the combination of IAMGOLD's and Repadre's corporate functions, including one-time charges for severance and office relocation expenses.

Cash Flow

        Operating cash flow (excluding changes in working capital) was $11.1 million for the second quarter of 2003 and was $17.9 million for the first half of 2003 compared to $4.8 million and $13.7 million for the same periods in 2002. The increase is attributable to Tarkwa dividends and royalty revenues received during the second quarter.

        In respect of investing activities, $2.0 million of shareholder loan repayments was received from the Damang mine operations while $2.6 million was invested in the Sadiola and Yatela operations.

        The corporate cash position was augmented from $5.8 million at December 31, 2002 and $33.6 million as at March 31, 2003 to $37.4 million as at June 30, 2003, primarily from the acquisition of Repadre. Approximately 10,000 ounces of gold were purchased during the second quarter for $3.6 million. Year-to-date purchases were approximately 41,000 ounces for $14.3 million.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's consolidated cash and gold bullion balance at the end of the second quarter 2003 stood at $99.8 million compared to $46.4 million at year-end 2002. Cash and gold bullion directly held by the Company and its subsidiaries stood at $82.8 million at the end of the second quarter 2003 (year-end 2002 — $36.4 million), of which $45.4 million (year-end 2002 — $30.6 million) of the second quarter 2003 amount is held in gold bullion. The remaining $17.0 million (year-end 2002 — $10.1 million) of the second quarter 2003 consolidated cash and gold bullion balance represents the Company's proportionate share of joint venture cash balances.

OUTLOOK

        Production levels and costs at the Company's operations were generally as expected during the second quarter. For the full calendar year, the Company's attributable share of gold production is still expected to be at or near the 430,000 ounce level. Total unit cash costs (per the Gold Institute Standard) for the Company's attributable production remain forecast at the $215 per ounce level for the year.

        For the third quarter, the Company expects royalty income to be augmented from three sources: the Diavik diamond mine, the Magistral mine, and the Don Mario mine. While the Diavik mine started production in the fall of 2002, diamond sales did not begin until the second quarter of 2003. Royalty payments are expected to be recorded in the third quarter. The Magistral mine in Mexico also started production in the fall of 2002 but the Company has allowed a deferral of the payable royalty until the second half of 2003 to allow the Magistral project to augment working capital. The Don Mario mine in Bolivia has just recently come into operation and royalty payments are expected shortly.

        Some of the disclosures included in this interim report for the second quarter of 2003 represent forward-looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While management reviews the reasonableness of such assumptions and estimates, unusual or unanticipated events may occur which render them inaccurate. Under such circumstances, future performances may differ materially from projections.

        The Corporation's auditors have not reviewed the contents of this MD&A or the accompanying financial statements.

        As at August 19, 2003, the number of shares issued and outstanding of the Corporation was 143.8 million.

For further information contact:

Joseph F. Conway President & Chief Executive Officer Tel: (416) 360-4710	Grant A. Edey Chief Financial Officer North America Toll-Free: 1 (888) IMG-9999	Thomas R. Atkins Vice-President, Investor Relations Fax: (416) 360-4750

Please note:

This entire press release may be accessed via fax, email, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD's email press release list, please contact us at info@iamgold.com.

IAMGOLD Corporation

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the period ended June 30, 2003

(unaudited)
(United States Dollars in 000's, except per share data)

	Three months ended		Six months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
				(Restated)
Revenue:
Gold sales	$23,514	$19,291	$47,043	$40,580
Royalties	665	—	978	—

	24,179	19,291	48,021	40,580
Expenses:
Mining	13,649	9,569	27,604	19,797
Depreciation and depletion	5,503	4,594	10,889	9,434
Amortization of royalty interests	434	—	658	—

	19,586	14,163	39,151	29,231

	4,593	5,128	8,870	11,349
Earnings from working interests	1,692	—	3,551	—

	6,285	5,128	12,421	11,349

Other expenses (income):
Corporate administration	1,392	900	2,705	1,539
Restructuring costs (note 1(b))	205	—	895	—
Exploration	2,354	1,630	3,232	2,806
Foreign exchange	(1,315)	(109)	(2,570)	(109)
Investment income	(222)	(151)	(455)	(264)

	2,415	2,270	3,807	3,972

Earnings before income taxes	3,870	2,858	8,614	7,377
Income taxes (recovery):
Current	623	1,558	1,499	2,294
Future	(483)	70	(1,193)	(120)

	140	1,628	306	2,174

Net earnings	3,730	1,230	8,308	5,203
Retained earnings, beginning of period	38,287	34,666	33,709	30,693

Retained earnings, end of period	$42,017	$35,896	$42,017	$35,896

Number of common shares
Average outstanding during period	143,635,000	73,659,000	141,264,000	74,420,000
Outstanding at end of period	143,746,377	73,925,190	143,746,377	78,292,690
Net earnings per share (basic and diluted)	$0.03	$0.02	$0.06	$0.07

IAMGOLD Corporation

CONSOLIDATED BALANCE SHEET

As at June 30, 2003

(unaudited)
(United States Dollars in 000's, except per share data)

	As at June 30, 2003	As at Dec. 31, 2002
ASSETS
Current assets:
Cash and cash equivalents (note 2)	$54,395	$15,835
Gold bullion (139,745 oz — market value $48,352,000) (note 3)	45,421	30,578
Accounts receivable and other	11,365	13,346
Inventories	9,898	9,793

	121,079	69,552
Marketable securities	2,955	500
Long-term inventory	11,061	10,044
Long-term receivables	12,559	11,524
Working interests	53,717	—
Royalty interests	64,998	—
Mining interests	90,888	96,852
Future tax asset	222	304
Other assets	484	805
Goodwill	75,624	—

	$433,587	$189,581

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable & accrued liabilities	$14,759	$16,772
Long-term liabilities:
Deferred revenue	2,482	3,309
Future tax liability	21,784	3,310
Rehabilitation provision	2,732	2,150
Non-recourse loans payable (note 4)	12,624	13,091

	54,381	38,632

Shareholders' equity:
Common shares (Issued: 143,746,377 shares) (note 5)	336,151	118,289
Share options (note 5(c))	2,620	8
Share purchase loans	(1,582)	(1,057)
Retained earnings	42,017	33,709

	379,206	150,949

	$433,587	$189,581

IAMGOLD Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS

For the period ended June 30, 2003

(unaudited)
(United States Dollars in 000's, except per share data)

	Three months ended		Six months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
				(Restated)
Operating activities:
Net income	$3,730	$1,230	$8,308	$5,203
Items not affecting cash:
Earnings from working interests, net of dividends	2,300	—	441	—
Depreciation and amortization	5,956	4,600	11,569	9,461
Deferred revenue	(414)	(413)	(827)	(827)
Future income taxes	(483)	70	(1,193)	(120)
Share options	48	—	89	—
Gain on gold bullion	—	(52)	—	(67)
Loss on sale of marketable securities	—	—	3	—
Unrealized foreign exchange losses (gains)	(67)	(593)	(509)	99
Change in non-cash current working capital	(4,361)	(1,076)	2,685	(349)
Change in non-cash long-term working capital	1,141	(168)	(424)	(969)

	7,850	3,598	20,142	12,431
Financing activities:
Issue of common shares, net of issue costs	507	18,397	2,974	19,297
Dividends paid	—	—	(2,519)	(2,306)
Restricted cash	—	6,198	—	6,033
Proceeds from non-recourse loans	(4)	1	(5)	97
Repayments of non-recourse loans	(597)	(11,988)	(597)	(12,260)

	(94)	12,608	(147)	10,861
Investing activities:
Net cash acquired from Repadre Capital Corporation	(9)	—	33,393	—
Mining interests	(2,584)	(1,724)	(4,797)	(5,683)
Note receivable	64	43	7	375
Distributions received from working interests	1,890	—	3,895	—
Purchase of gold bullion	(3,661)	(17,990)	(14,316)	(26,990)
Proceeds from gold bullion sales	—	748	—	1,099
Proceeds from disposition of marketable securities	—	—	24	—
Other assets	(315)	(3)	359	(5)

	(4,615)	(18,926)	18,565	(31,204)

Increase (decrease) in cash and cash equivalents	3,141	(2,720)	38,560	(7,912)
Cash and cash equivalents, beginning of period	51,254	20,140	15,835	25,332

Cash and cash equivalents, end of period	$54,395	$17,420	$54,395	$17,420

Supplemental cash flow information:
Interest paid	$(206)	$316	$109	$435
Income taxes	$587	$1,558	$1,447	$2,294

IAMGOLD Corporation

NOTES TO CONSOLIDATED STATEMENTS

For the period ended June 30, 2003

(unaudited)
(Tabular amounts in thousands of United States Dollars except per share data)

        The interim consolidated financial statements of IAMGOLD Corporation ("the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002. The results of operations for the three-month and six-month periods are not necessarily indicative of the results to be expected for the full year.

1.     Acquisition

        On January 7, 2003, the Company acquired all of the issued and outstanding shares and assumed all of the common share options of Repadre Capital Corporation ("Repadre") in exchange for the issuance of 62,978,855 common shares and 2,712,000 replacement common share options ("Options"). Repadre, through its subsidiaries, owns non-controlling interests in mining operations in Ghana and owns royalties in diamond and gold mining operations. The purchase price has been determined to be $218,350,000, including acquisition costs of $839,000.

        The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed on the closing date as set out below. The Company has not yet completed the determination of fair values of the individual assets and liabilities acquired or its restructuring and integration plans for the operations acquired. Accordingly, the allocation of the purchase cost to the assets and liabilities acquired is preliminary and will change further as restructuring plans are finalized.

Fair Value
Net tangible assets acquired:
Cash and cash equivalents	$34,232
Gold bullion	535
Accounts receivable	1,331
Marketable securities	2,481
Long-term receivables	1,444
Working interests	58,040
Royalty interests	65,656
Other assets	60
Accounts payable and other liabilities	(1,067)
Future tax liability	(19,986)
Goodwill	75,624

$218,350

Consideration paid:
Issue of 62,978,855 common shares of IMG	$212,929
Issue of 2,712,000 common share options of IMG	4,582
Cost of acquisition	839

$218,350

        The opening balance sheet of the combined entity as of January 8, 2003 is as follows:

	IAMGOLD Corporation Pre-Acquisition	Repadre Capital Corporation Assets Acquired	IAMGOLD Corporation Post Acquisition
Assets
Current Assets:
Cash and cash equivalents	$15,835	$34,232	$50,067
Gold bullion	30,578	535	31,113
Accounts receivable and other	13,346	1,331	14,677
Inventories	9,793	—	9,793

	69,552	36,098	105,650
Marketable securities	—	2,481	2,481
Long-term inventory	10,044	—	10,044
Long-term receivables	11,524	1,000	12,524
Working interests	—	58,040	58,040
Net royalty interests	—	65,656	65,656
Mining interests	96,852	—	96,852
Future tax asset	304	—	304
Other assets	530	60	590
Goodwill	839	74,785	75,624

	$189,645	$238,120	$427,765

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and other liabilities	$16,836	$1,067	$17,903
Future tax liability	3,310	19,986	23,296
Non-recourse loans payable	13,091	—	13,091
Deferred revenue	3,309	—	3,309
Rehabilitation provision	2,150	—	2,150
Shareholders' equity:
Common shares	118,289	212,929	331,218
Share options	8	4,582	4,590
Share purchase loans	(1,057)	(444)	(1,501)
Retained earnings	33,709	—	33,709

	150,949	217,067	368,016

	$189,645	$238,120	$427,765

a)
Accounting Policies

        The following represents accounting policies adapted by the Corporation as a result of the business combination.

Revenue Recognition

        Revenue from the sale of gold is recognized when the gold doré is delivered to the refiner.

        Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. The Company holds two types of royalties:

  i)
  Revenue based royalties such as net smelter return (NSR) or gross proceeds royalties. Revenue royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the miner and revenue is recognized in accordance with the relevant agreement.

  ii)
  Profits based royalties such a net profits interests (NPI) or a Working Interest (WI). An NPI is a royalty based on the profit after allowing for costs related to production. The expenditure that the operator deducts from revenues are defined in the relevant royalty agreements. Payments generally begin after pay-back of capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement. A WI is similar to an NPI except working interest holders have an ownership position. A working interest holder is liable for its share of capital, operating and environmental costs. The Company records its interest in the Tarkwa mine and the Damang mine as a profits based royalty interest.

Goodwill

        Goodwill with an indefinite life is tested for impairment at least annually to ensure that the fair value remains greater than or equal to, book value. Any excess of book value over fair value would be charged to income in the period in which the impairment is determined.

b)
Restructuring costs

        As a result of the business combination, the Company has incurred one-time costs of $714,000 in respect of severance and office restructuring as at June 30, 2003.

2.     Cash and cash equivalents:

	June 30, 2003	Dec. 31, 2002
Corporate	$37,360	$5,783
Joint ventures	17,035	10,052

	$54,395	$15,835

3.     Gold bullion:

        As at June 30, 2003, the Company held 139,745 ounces of gold bullion at an average cost of US$325 per ounce. The market value of this gold bullion, based on the market close price of $346 per ounce was $48,352,000.

4.     Non-recourse loans payable:

	June 30, 2003	Dec. 31, 2002
Yatela loans	$12,624	$13,091
Note receivable from the Government of Mali, included in long-term receivables	7,413	7,420

Net Yatela obligation	$5,211	$5,671

5.     Share Capital:

Authorized:
Unlimited first preference of shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares
Issued and outstanding common shares are as follows:
	Number of shares	Amount
Issued and outstanding, December 31, 2002	79,244,088	$118,289
Shares issued on acquisition of Repadre Capital Corporation (a)	62,978,855	212,829
Exercise of options	1,523,434	5,033

Issued and outstanding, June 30, 2003	143,746,377	$336,151

a)
On January 7, 2003, in connection with the acquisition of Repadre Capital Corporation (note 8), the Company issued 62,978,855 common shares and 2,712,000 replacement common share options with a value of $212,829,000, net of share issue costs of $100,000, and $4,582,000 respectively.

b)
Share Option Plan:

        The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

        A summary of the status of the Company's share option plan as of June 30, 2003 and changes during the six months then ended is presented below. All exercise prices are denominated in Canadian dollars.

	Options	2003 Weighted Average Exercise Price
Outstanding, beginning of period	4,983,437	$5.18
Granted on acquisition of Repadre Capital Corporation (a)	2,712,000	2.65
Granted - Q1, 2003	800,000	7.60
Exercised - Q1, 2003	(1,289,267)	3.00
- Q2, 2003	(234,167)	2.53

Outstanding, June 30, 2003	6,972,003	$4.96

Options exercisable, June 30, 2003	4,574,003	$4.51

c)
Stock-based compensation:

        The Company accounts for all stock-based compensation to non-employees granted on or after January 1, 2002, using the fair value based method. Stock options granted to employees are accounted for as a capital transaction. The Company is also required to disclose the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method.

        The fair value of the options granted to employees subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 1%, volatility factor of the expected market price of the Company's common stock of 37%; and a weighted average expected life of these options of 8 years. The estimated fair value of the options is expensed over the options' vesting period of 3 years.

        For the six months ended June 30, 2003, $89,000 was recorded as compensation expense relating to the 150,000 options granted during 2002 to non-employees at a value of Cdn$7.35 per option. The following is the Company's pro forma earnings with the fair value method applied to the 507,000 options granted during 2002 to employees at an average value of Cdn$7.28 per option and 800,000 options granted during 2003 to employees at an average value of Cdn$7.60 per option:

	Three Months Ended		Six Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Net earnings	$3,672	$1,230	$8,250	$5,203
Compensation expense related to fair value of employee stock options	$48	$6	$89	$6

Pro forma earnings	$3,624	$1,224	$8,161	$5,197

Pro forma earnings per share,
Basic and diluted	$0.03	$0.02	$0.06	$0.07

6.     Segmented information:

        Following the acquisition of Repadre Capital Corporation (note 1), the Company has identified the following reporting segments. The Company's share in assets, liabilities, revenue and expenses, and cash flows in those segments are as below:

June 30, 2003	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$17,035	$—	$82,781	$99,816
Other current assets	19,628	—	1,635	21,263
Long-term assets	243,072	64,998	4,438	312,508

	$279,735	$64,998	$88,854	$433,587

Current liabilities	9,347	—	5,412	14,759
Long-term liabilities	17,838	—	21,784	39,622

	$27,185	$—	$27,196	$54,381

Revenues	$50,594	$978	$—	$51,572
Operating costs of mine	27,992	—	—	27,992
Depreciation and amortization	10,889	658	22	11,569
Exploration expense	—	—	3,232	3,232
Other expense	5	—	972	977
Interest & investment expense (income), net	(388)	—	(424)	(812)
Income taxes	1,530	52	(1,276)	306

Net income (loss)	$10,566	$268	$(2,526)	$8,308

Cash flows from (used in) operations	$24,739	$926	$(5,523)	$20,142
Cash flows from (used in) financing	(602)	—	455	147
Cash flows from (used in) investments	(895)	—	19,460	18,565

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IAMGOLD Corporation CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS For the period ended June 30, 2003 (unaudited) (United States Dollars in 000's, except per share data)
IAMGOLD Corporation CONSOLIDATED BALANCE SHEET As at June 30, 2003 (unaudited) (United States Dollars in 000's, except per share data)
IAMGOLD Corporation CONSOLIDATED STATEMENT OF CASH FLOWS For the period ended June 30, 2003 (unaudited) (United States Dollars in 000's, except per share data)
IAMGOLD Corporation NOTES TO CONSOLIDATED STATEMENTS For the period ended June 30, 2003 (unaudited) (Tabular amounts in thousands of United States Dollars except per share data)